UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Lifecore Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

Aron R. English

22NW, LP

1455 NW Leary Way, Suite 400

Seattle, Washington 98107

(206) 227-3078

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,096,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,096,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,096,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,096,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,096,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,096,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,096,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,096,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,096,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,096,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,096,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,096,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,096,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,096,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,096,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Ryan W. Broderick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		575
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

575
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		583
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

583
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 514766104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Lifecore Biomedical, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3515 Lyman Boulevard, Chaska, Minnesota 55318.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	22NW Fund, LP, a Delaware limited partnership (“22NW Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	22NW, LP, a Delaware limited partnership (“22NW”), as the investment manager of 22NW Fund;
(iii)	22NW Fund GP, LLC, a Delaware limited liability company (“22NW GP”), as the general partner of 22NW Fund;
(iv)	22NW GP, Inc., a Delaware S Corporation (“22NW Inc.”), as the general partner of 22NW;
(v)	Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.;
(vi)	Ryan W. Broderick; and
(vii)	Bryson O. Hirai-Hadley.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of the Reporting Persons is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107.

(c)The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc. Messrs. Broderick and Hirai-Hadley are Research Analysts at 22NW.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

9

CUSIP No. 514766104

(f)22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Messrs. English, Broderick and Hirai-Hadley are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,755,161 Shares directly owned by 22NW Fund is approximately $18,408,124, excluding brokerage commissions. Pursuant to the Purchase Agreement (as defined in Item 4 below), 22NW Fund purchased from the Issuer 15,000 shares of Series A Preferred Stock (as defined in Item 4 below) for $15,000,000.

The securities of the Issuer directly owned by Mr. Broderick were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 575 Shares directly owned by Mr. Broderick is approximately $6,342, excluding brokerage commissions.

The securities of the Issuer directly owned by Mr. Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 583 Shares directly owned by Mr. Hirai-Hadley is approximately $6,066, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 9, 2023, 22NW Fund entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer and certain other unaffiliated investors, pursuant to which the Issuer sold to 22NW Fund 15,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a purchase price of $1,000 per share (the “Purchase Price”), for an aggregate purchase price of $15,000,000. The Series A Preferred Stock will accrue dividends, payable in additional shares of Series A Preferred Stock (the “PIK Dividends”), at a rate of 7.5% per annum of the stated value per share of Series A Preferred Stock; provided, that from and after the earlier of (a) June 29, 2026 or (b) the termination or waiver of the restrictions on cash dividends and/or redemptions set forth in the Issuer’s existing credit agreements (such earlier date, the “Applicable Date”), the Issuer may, at its option, pay such dividends in cash.

The Series A Preferred Stock is convertible into Shares (the Shares underlying the Series A Preferred Stock, the “Conversion Shares”) at an initial conversion price of $7.00 per Share (the “Conversion Price”), at any time at the election of 22NW Fund, subject to customary adjustments. Subject to the Issuer’s continuing satisfaction of certain equity conditions, the Issuer may also require the conversion of all Series A Preferred Stock into Shares if the Shares exceeds 150% of the Conversion Price for 20 consecutive trading days.

10

CUSIP No. 514766104

On or any time after the Applicable Date, with six months advance written notice to the Issuer, 22NW Fund will have the right to require the Issuer to redeem, in whole or in part, the Series A Preferred Stock for a cash purchase price equal to the stated value per share of the Series A Preferred Stock, plus an amount in cash equal to all accrued and unpaid dividends thereon. The Series A Preferred Stock will also be mandatorily redeemed, at the option of the holder, upon certain bankruptcy-related triggering events. The Issuer will not have redemption rights.

Notwithstanding the foregoing, the Issuer will not convert any shares of Series A Preferred Stock (and any such conversion shall be null and void) to the extent that (i) after giving effect to such conversion, the Reporting Persons collectively beneficially would own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limit”), or (ii) the conversion would result in the issuance of greater than 19.99% of the number of Shares outstanding as of the date of signing (the “Exchange Cap”), until the Issuer obtains stockholder approval for issuances of underlying Shares in excess of the Exchange Cap in accordance with the applicable rules and regulations of the Nasdaq Global Select Market.

The Series A Preferred Stock will have the right to vote with common stockholders on an as-converted basis on all matters, subject to certain limitations set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”), including the Beneficial Ownership Limit and Exchange Cap. The holders of the Series A Preferred Stock are entitled to elect two Series A Preferred Directors (the “Series A Directors”), which will initially be Nathaniel Calloway and Christopher S. Kiper, for so long as 30% of the Series A Preferred Stock remains outstanding (the “Ownership Threshold”). Subject to the Ownership Threshold, the Series A Preferred Stock will be entitled to a separate class vote with respect to the nomination of a Board member in any year in which any of the Series A Directors terms expire or any of such directors resign, die or are removed and holders of 10% of the Series A Preferred Stock shall have the right to call a special meeting to elect any Series A Director.

The Issuer will also not be permitted to undertake certain actions, including incurring indebtedness above $175 million and amending its organizational documents in a manner adverse to the Series A Preferred Stock, without the prior consent of the holders of a majority of the Series A Preferred Stock, for so long as the Ownership Threshold is met. 22NW Fund has been granted the right to participate on a proportionate basis in future equity offerings, subject to certain limits. The foregoing summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, and is incorporated herein by reference.

Also on January 9, 2023, the Issuer, 22NW Fund and other parties to the Purchase Agreement entered into a Registration Rights Agreement (the “Registration Rights Agreement”), in which the Issuer has agreed that it shall use reasonable best efforts to register for resale, on or prior to the date ninety (90) days after January 9, 2023, at least 150% of the maximum amount of Conversion Shares convertible or converted from the Purchased Shares and PIK Dividends, to the extent such shares are Registrable Securities (as defined in the Registration Rights Agreement). In addition, the Issuer has agreed to use its reasonable efforts to list the Conversion Shares covered by an effective Registration Statement upon the securities exchange upon which the Shares are then listed. The Registration Rights Agreement contains customary indemnification provisions. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, and is incorporated herein by reference.

22NW Fund disclaims the formation of any group with the other investors that are parties to the Purchase Agreement and Registration Rights Agreement in all respects.

11

CUSIP No. 514766104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 29,668,839 Shares outstanding as of January 9, 2023, which is the total number of Shares outstanding as reported in Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, plus the Shares underlying the Series A Preferred Stock that can be converted by the Reporting Persons up to the Beneficial Ownership Limit, as applicable, as further described in Item 4 above.

As of the date hereof, 22NW Fund directly beneficially owned 3,096,787 Shares, including 1,341,626 Shares issuable upon the conversion of certain shares of Series A Preferred Stock, constituting approximately 9.99% of the Shares outstanding.

As of the date hereof, Mr. Broderick directly beneficially owned 575 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 583 Shares, constituting less than 1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 3,096,787 Shares beneficially owned by 22NW Fund, constituting approximately 9.99% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 3,096,787 Shares beneficially owned by 22NW Fund, constituting approximately 9.99% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 3,096,787 Shares beneficially owned by 22NW Fund, constituting approximately 9.99% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 3,096,787 Shares beneficially owned by 22NW Fund, constituting approximately 9.99% of the Shares outstanding.

(b)By virtue of their respective positions with 22NW Fund, each of 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to have sole power to vote and dispose of the Shares directly beneficially owned by 22NW Fund.

Mr. Broderick has the sole power to vote and dispose of the Shares directly beneficially owned by him.

12

CUSIP No. 514766104

Mr. Hirai-Hadley has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c)Other than in connection with the Purchase Agreement, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, 22NW Fund purchased 15,000 shares of Series A Preferred Stock at a purchase price of $1,000 per share.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure with respect to the Purchase Agreement and the Registration Rights Agreement set forth in Item 4 above is incorporated herein by reference.

On January 9, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).
99.2	Registration Rights Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).
99.3	Joint Filing Agreement, dated January 9, 2023.

13

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH

/s/ Ryan W. Broderick
RYAN W. BRODERICK

/s/ Bryson O. Hirai-Hadley
BRYSON O. HIRAI-HADLEY

14